

Mr. John Fisbeck
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

June 10, 2008

Re: **Fortune Industries, Inc.**
             Item 4.02 Form 8-K
             Filed May 30, 2008, as amended June 6, 2008
             File no. 1-32543

Dear Mr. Fisbeck:

        We have completed our review of your Form 8-K and the related amendment and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director